INverso Corp.
4201 Massachusetts Avenue NW 8037C
Washington, DC 20016

Angela Halac
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016


                                            December 29, 2005


Re: Your letter dated December 20, 2005



Dear Ms. Halac,

Thank you for your comment regarding our August 12 filing on form 8-K regarding the change of auditor (item 4.01).

Per your request, we are filing an amendment to clarify that the auditor's reports during the two-year period contained going-concern opinions.

The Registrant acknowledges that:
it is responsible for the adequacy and accuracy of the disclosure in its filing;
staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer

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